UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2011

Commission File Number: 000-33299

DORATO RESOURCES INC.
(Translation of registrant's name into English)

2300 - 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

EXPLANATORY NOTE

This amendment to the Company’s report on Form 6-K (originally filed July 29, 2011), is filed to provide a revised Management’s Discussion and Analysis and certificates for the period ended April 30, 2011.

SUBMITTED HEREWITH

Exhibits

99.1	Management Discussion and Analysis for the Period Ended April 30, 2011

99.2	Form 52-109FV2 - Certification of Interim Filings Venture Issuer Basic Certificate - CEO

99.3	Form 52-109FV2 - Certification of Interim Filings Venture Issuer Basic Certificate - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DORATO RESOURCES INC.
(Registrant)

Date: August 8, 2011	By:	/s/ Michael W. Kinley

Michael W. Kinley
	Title:	Chief Financial Officer